UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lucas Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

549333201

(CUSIP Number of Class of Securities)

CONDAGUA, LLC

PMB 426, 1357 Ashford Avenue

San Juan, Puerto Rico 00907

(787) 333-0240

copies to:

Neil E. Grayson, Esq.

Nelson Mullins Riley & Scarborough LLP

104 South Main Street, Suite 900

Greenville, South Carolina 29601

(864) 250-2300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549333201

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

CONDAGUA, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, USA
		7.	SOLE VOTING POWER

	NUMBER OF		0
	SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		2,678,168
	PERSON	9.	SOLE DISPOSITIVE POWER
WITH
0
		10.	SHARED DISPOSITIVE POWER
2,678,168
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,678,168
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.012%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 549333201

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

JOHN B. HELMERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(c) (d)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
		7.	SOLE VOTING POWER

	NUMBER OF		1,666,666
	SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		2,678,168
	PERSON	9.	SOLE DISPOSITIVE POWER
WITH
0
		10.	SHARED DISPOSITIVE POWER
4,344,834
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,344,834
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.998%
14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 549333201

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

A. GLENN HELMERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(e) (f)	☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
		7.	SOLE VOTING POWER

	NUMBER OF		0
	SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		2,678,168
	PERSON	9.	SOLE DISPOSITIVE POWER
WITH
0
		10.	SHARED DISPOSITIVE POWER
4,344,834
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,344,834
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.998%
14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Preamble

This Schedule 13D supersedes the Schedule 13G as last amended by Amendment No. 1 filed on April 24, 2014, filed by Long Focus Capital Management, LLC (“LFCM”), Long Focus Capital, LLC, Condagua, LLC (“Condagua”), John B. Helmers, and A. Glenn Helmers, relating to the shares of common stock of Lucas Energy, Inc. This Schedule 13D is being filed because the filers may no longer qualify to file on Schedule 13G. See Item 4 below.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Lucas Energy, Inc. (the “Issuer”). The Issuer has its principal executive offices located at 3555 Timmons Lane, Suite 1500, Houston, Texas 77027.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Condagua, John B. Helmers, and A. Glenn Helmers (collectively, the “Reporting Persons”).

(b)	The Reporting Persons’ business addresses are located at PMB 426, 1357 Ashford Avenue, San Juan, Puerto Rico 00907.

(c)	John B. Helmers is the principal and chief executive officer of LFCM, an investment adviser, having its address at PMB 426, 1357 Ashford Avenue, San Juan, Puerto Rico 00907. A. Glenn Helmers is the managing member of Condagua, but is not otherwise currently employed. Condagua, a limited liability company engaged in investing for its own account, has its address at PMB 426, 1357 Ashford Avenue, San Juan, Puerto Rico 00907.

(d), (e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Please see the cover page for each Reporting Person for the citizenship of that Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons expended an aggregate of approximately $ 3.5 million of their own investment capital to acquire the shares of Common Stock reported in this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired their shares of Common Stock reported in this Schedule 13D for investment purposes. However, the Reporting Persons now believe that the Issuer should explore strategic alternatives as a means to enhance or maximize value for its stockholders. The Reporting Persons intend to engage in discussions with the Issuer, management, the board of directors, other stockholders, knowledgeable industry and market observers, and other persons that may relate to the governance and board composition, management, operations, business, assets, capitalization, financial condition, and strategic plans of the Issuer. Depending on various factors that are or may become relevant, the Reporting Persons may consider (i) making proposals which relate to or may result in changes in the board of directors and/or management of the Issuer; (ii) selling all or part of the securities of the Issuer owned by such Reporting Persons in open market or privately negotiated transactions; (iii) acquiring additional securities of the Issuer in open market or privately negotiated transactions; (iv) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer; (v) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the Issuer; (vi) making a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger; and (vii) one or more combinations of the foregoing.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing or disposing of shares of Common Stock and/or other equity, debt, or other instruments or securities of the Issuer, in the open market or otherwise, at any time and from time to time. The Reporting Persons reserve the right to change their intentions with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) and (d) Each Reporting Person’s beneficial ownership of Common Stock on the date of this report is reflected on that Reporting Person’s cover page. The Reporting Persons’ aggregate beneficial ownership of 12.998% is based on the 33,426,684 outstanding shares of Common Stock of the Issuer, as disclosed in its Quarterly Report on Form 10-Q filed August 14, 2014. John B. Helmers and A. Glenn Helmers may direct the vote and disposition of the 2,678,168 shares of Common Stock held by Condagua. John B. Helmers and A. Glenn Helmers may direct the disposition of the 1,666,666 shares owned by John B. Helmers. John B. Helmers has the sole right to vote the 1,666,666 shares of Common Stock he individually owns.

(c)	None of the Reporting Persons effected any transactions of Common Stock of the Issuer during the past sixty (60) days.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed herewith as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 – Joint Filing Agreement